Exhibit 99.2

(2)           On April 9, 2008, an aggregate of 234,633 Series 1-A Warrants and 9,810,033 Series 2-A Warrants, which were previously held of record by certain of the Apollo Funds, were sold to Harbinger pursuant to the Securities Purchase Agreement for an aggregate purchase price of $100,000. The exercise price of the Series 1-A Warrants reported above may vary and is calculated and is subject to adjustment upon the occurrence of certain events as set forth in the warrant.